UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-1
                                 (First Amended)

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              Arena Resources, Inc.
                             -----------------------
                 (Name of small business issuer in its charter)

       Nevada                            1311                   73-1596109
 ---------------------------   ---------------------------   ----------------
(State of jurisdiction of     (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

               4920 South Lewis Street, Suite 107, Tulsa, Oklahoma
                              74105 (918) 747-6060
         (Address and telephone number of principal executive offices)


                   4920 South Lewis Street, Suite 107, Tulsa,
                                 Oklahoma 74105
(Address of principal place of business or intended principal place of business)


   Wilson & Barrows Ltd., 442 Court Street, Elko, Nevada 89801 (775) 738-7271
   --------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

       Approximate date of proposed sale to the public December 15, 2000.



If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] Not currently applicable.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] Not currently applicable.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] Not currently applicable.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ] Not applicable.

Title of each class    Dollar amount to be     Proposed maximum     Amount of
of securities to be    registered            offering price per   registration
registered                                     share                 fee
-------------------------------------------------------------------------------
Common voting          Max: $500,000           $.25/share           $139.00
stock

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

                                       (i)

                                   PROSPECTUS

                              ARENA RESOURCES, INC.
                       4920 South Lewis Street, Suite 107
                              Tulsa, Oklahoma 74105
                                 (918) 747-6060

         Offering of the common voting stock of Arena Resources, Inc. Minimum offering of 800,000 shares, maximum offering of 2,000,000 shares, both at $.25/share. Arena reserves the right to close the offering at any amount between the minimum or maximum offering during the offering term of 60 days from the date appearing on this prospectus cover page. Arena will place all subscription proceeds into a segregated subscription account until the minimum offering is sold or the offering is closed. Arena has only one class of stock being offered, 100,000,000 authorized shares of common voting stock, of which 2,600,000 are presently issued and outstanding with up to an additional 2,000,000 to be issued by this offering.

            This is a high risk offering. See risk factors at page 4.


         This offering is intended as a self underwriting. That is, the stock will be sold by Arena management without the employment of any underwriters or other commissioned sales agents. Should Arena be unsuccessful at completing its self underwriting, it may amend the prospectus to indicate commissions to be paid.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION; NOR BY ANY STATE OR FOREIGN SECURITIES
REGULATORY AGENCY; NOR HAS THE COMMISSION OR ANY OTHER SECURITIES REGULATORY AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


----------------------------------------------------------------------------------------------------------
                  Description of            Estimated Cost of        Estimated Net           Net Proceeds as
                  Securities Offered        Offering                 Proceeds of             a Percentage of
                                                                     Offering                Offering Price
Minimum                800,000 shares               $35,000                 $165,000                 82.5%
Offering                @ 0.25/share              $0.04/share              $0.21/share
                      $200,000                    (rounded)                (rounded)
----------------------------------------------------------------------------------------------------------
Maximum               2,000,000 shares              $35,000                 $465,000                  93%
Offering                @ $0.25/share             $0.02/share              $0.23/share
                       $500,000                    (rounded)                (rounded)
----------------------------------------------------------------------------------------------------------

Date of this Prospectus: December 15, 2000                    Offering Termination Date: February 15, 2001

                                      (ii)


                                TABLE OF CONTENTS
                                -----------------


       ITEM

    NUMBER                          DESCRIPTION                                           PAGE
    ------                          -----------                                           ----

         1         Summary Information..............................................................  1
         2         Risk Factors.....................................................................  4
         3         Table of Significant Parties.....................................................  8
         4         Dilution.........................................................................  9
         5         Plan of Distribution and Terms of Offering.......................................  9
         6         Use of Proceeds to Issuer........................................................11
         7         Description of Business and Properties...........................................14
         8         Description of Other Property....................................................23
         9         Management's Discussion and Analysis of Financial
                       Condition....................................................................23
        10         Directors, Executive Officers & Significant Employees............................24
        11         Remuneration of Directors & Officers.............................................26
        12         Security Ownership of Management & Certain
                           Security Holders.........................................................27
        13         Interest of Management & Others in Certain Transactions..........................28
        14         Securities Being Offered.........................................................29
        15         Experts..........................................................................30
        16         Legal Proceedings................................................................30
        17         Changes in a Disagreement with Accountants.......................................30
        18         Indemnity of Officers and Directors..............................................30


EXHIBITS
--------

       Audited Financial Statements for the period ending August 31, 2000




                                      (iii)

                             SUMMARY OF THE OFFERING
                             -----------------------

Terms of Offering:            This is a  minimum/maximum  offering.  We, as your
                              management,  will only determine that the offering
                              has been  subscribed  and closed when a minimum of
                              $200,000 of gross cash  proceeds has been received
                              within  the  offering  term of sixty days from the
                              date  appearing  on the  face of this  prospectus.
                              Based upon an effective  date of December 15, 2000
                              this  would  mean  an  outside  offering  date  of
                              February  15, 2001.  All funds  received up to the
                              minimum  offering  will be  held  in a  segregated
                              subscription account by Arena, until or unless the
                              minimum    offering   is   reached    within   the
                              subscription  term. If the minimum offering is not
                              reached   within  this   subscription   term,  all
                              proceeds will be returned to the investors in this
                              offering  within  ten days,  without  interest  or
                              deduction for costs.  We may close the offering at
                              any time after the minimum offering is sold within
                              the  offering  term.   However,   if  the  maximum
                              offering of $500,000 is reached, the offering will be closed when and if this amount is obtained.
                              There is neither an obligation or prohibition placed upon officers, directors, affiliates or any related party buying shares to satisfy either the minimum or maximum offering. Further, there is no dollar limit on the amount of securities in this offering that may be purchased by the persons affiliated with Arena. Any shares purchased by Arena affiliates will be restricted stock, will be purchased for cash and must be held for investment purposes. All proceeds received after the minimum offering will be paid directly to Arena and may be used for the anticipated company purposes as received. Arena is selling 800,000 (min.) to 2,000,000 (max.) of its common voting stock in this offering at $0.25/share. There is no minimum subscription amount.

                              We also have a class of ten million preferred class "A" shares, none of which have been issued and none of which are currently being offered.

                              No allowances are made for the payment of commissions as we intend to sell the offering through our own management, "a self-underwriting," without the payment of any third party commissions or fees. See Section on Terms of the Offering which contains a more detailed description of the preceding offering outline and other related terms.

Oil & Gas Terminology:        Technical  terms  commonly used in the oil and gas
                              industry are defined or explained in the context of where first employed in this prospectus.

Business:                     To date we have acquired, as the initial principal
                              asset  of  the  company,  a  40%  carried  working
                              interest  in  three   existing  160  acre  mineral
                              interest leases in McIntosh and Muskogee  Counties
                              of  Oklahoma,  including a shut-in gas well on the
                              Spears lease.  As used in the  preceding  sentence
                              interest or rights to produce natural gas or crude
                              oil are usually  conveyed in the form of a mineral
                              lease  commonly  just  called a lease.  The  lease
                              typically   covers   the  same   area  and   legal
                              description as the  underlying  real estate and is
                              usually designated by the proper name of a current
                              or prior owner of the real  property.  Hence,  the
                              references  in  this  prospectus  to  the  "Spears
                              Lease,"  "Casey  Lease" or "Wallace  Lease."  This
                              type of lease is actually  more like an assignment
                              or conveyance  of the mineral  interest as the oil
                              or gas is usually irrevocably  assigned so long as
                              produced.  A "carried working  interest" is a form
                              of  ownership  of oil  and gas  production  from a
                              lease,  expressed  in a  percentage  of the whole,
                              that is not  responsible  to pay for its  share or
                              percentage of drilling and completion  costs.  For
                              example,  a standard  40% working  interest  would
                              typically pay 40% of all drilling,  completion and
                              operating  costs of a completed  well; and receive
                              40% of the net revenue  produced  after payment of
                              royalties and  production  costs,  whereas,  a 40%
                              "carried" working interest would not pay any share
                              of drilling and  completion  costs,  but would pay
                              40% of  operating  expenses.  A royalty is a front
                              end payment of a  percentage  of gross  production
                              after taxes but computed  before costs and usually
                              reserved to a landowner.  Production costs usually
                              include  drilling,  completion  and all subsequent
                              operating  costs of a well.  Your net  revenue  is
                              computed  by   deducting   the  royalty  and  then
                              applying whatever working interests you hold times
                              the remaining total revenues, if any, after costs.
                              For  example,  in  this  offering  there  is a 25%
                              royalty leaving a 75% total net revenue  interest.
                              Arena's  share would be its 40%  working  interest
                              times  the  total  net  revenue   interest,   75%,
                              resulting in a 30% net revenue  interest to Arena.
                              In this offering, the carried working interest is an individual commitment of the principals of Arena.

                              In addition to the Spears production lease, we own the same 40% carried working interest in the adjacent non-producing Casey Lease No. 1 and Wallace Lease No. 1, in Muskogee County, Oklahoma. Both the Casey and Wallace leases are also160 acres each. Under current spacing regulations one well can be completed in each lease. Spacing regulations are governmentally imposed limitations on the number of wells which can be completed in a given lease or other defined geographic area, such as a section, to most efficiently produce the natural resource. For example in the preceding sentence the current spacing requirements only allows for one well per each 160 lease acres. There is currently no production from the Spears Lease in which the gas well is shut-in.

                              As used in the preceding description, a "production lease" is a lease in which there is drilled and completed one or more oil and/or gas wells capable of production, whether or not currently in production. As a result, the Spears Lease would be a production lease and the Casey Lease No. 1 and the Wallace Lease No. 1 would not be production leases at this time. A "shut-in" well is a commercially completed well that is taken out of production for various reasons, such as becoming non-commercial, low product price or to complete repairs or improvements.

                              It should be noted that there is currently no production from any of the three leases in which Arena has an interest. The shut-in well is intended to be put into production when an additional zone is completed and the anticipated additional two wells are drilled and completed on the adjacent leases. As used in this prospectus "drilling and completion" refer to the drilling of an oil and/or gas well to a predetermined formation, then treating the formation for production and completing the well with underground tubing (casing) and installing, in most instances, a surface pump or compressor and required lines or storage tanks and other related surface equipment.

                              Arena reasonably anticipates revenue from future production of the Spears well, as well as the drilling and anticipated completion of two additional gas wells in the adjacent leases not later than the end of the first quarter of 2001. However, no warranty or assurance of this projection can be made by us.

                              Drilling, completion and potential revenues from anticipated additional properties to be acquired will most likely be contingent upon subsequent financing by Arena. Presently, on the existing leases, there is only potential gas production and it is not anticipated that there would be any oil production from the target formations. However,
                              Arena reserves the right to employ offering proceeds for drilling or completion purposes or to acquire producing reserves, but does not presently intend to primarily engage in these types of acquisitions or drilling activities. As used in this offering "producing reserves" are oil or gas reserves in a given lease which are actually being extracted or could be presently extracted if the well was not shut-in. This general description of our business is more fully discussed, including a reserve report, under the Sections on Business and Properties.

Use of Proceeds:              We intend to use the proceeds of this offering, in
                              the  event  of  either  the   minimum  or  maximum
                              offering,  to acquire as yet  undesignated  proven
                              non-producing oil and gas properties,  most likely
                              within   the  State  of   Oklahoma,   for   future
                              development  through  drilling and completion.  As
                              used  in this  prospectus  "proven  reserves"  are
                              recoverable  oil and gas deposits  which are still
                              in the  ground,  but  which has been  located  and
                              determined   to  be   recoverable   in  verifiable
                              quantities by production from wells in a proximate
                              location.   We  do  not   know,   but   would  not
                              anticipate,  the  oil  and  gas  properties  to be
                              acquired will be carried properties.  As a result,
                              we   will   most   likely   be   responsible   for
                              subsequently   raising  additional  financing  for
                              drilling   and   completion    funding   for   the
                              development of these properties  outside the scope
                              of  this  offering.   See  Sections  on  Business,
                              Properties  and  Use of  Proceeds  each  of  which
                              contains  a  more  detailed   explanation  of  the
                              general  outline  of the Use of  Proceeds  set-out
                              above  and  the   anticipated   need  for  further
                              funding.

Control & Ownership:          You should also  understand that even in the event
                              of the sale of the maximum offering, you and other
                              shareholders purchasing in this offering will hold
                              only a minority interest in Arena and the original
                              founders  and   shareholders   will   continue  to
                              maintain  a  majority  sharehold  interest.   Your
                              sharehold  ownership in the maximum offering would
                              be  approximately  43.5% and 23.5% in the event of
                              the minimum  offering.  Further,  you will have no
                              direct ownership or control over the properties to
                              be  acquired.  You will not be liable for costs or
                              charges  of  operations,  nor will you  enjoy  any
                              direct  distributions  or tax  benefits  sometimes
                              associated  with  an  oil  and  gas  program.  See
                              Section on Risk Factors,  Business and Properties,
                              and Terms of the Offering which more fully discuss
                              the nature and  percentage  of ownership you would
                              acquire  as  an   investor   and  your   resulting
                              relationship to Arena and its principals.

Offering Price:               The offering price for shares in this registration
                              has been arbitrarily set by us and does not purport, in any way, to reflect the actual value of Arena or its assets.

Cost of Offering: We have estimated the cost of this offering to be approximately $35,000 which amount should include registration fees, printing, legal, accounting and distribution costs.

                                  RISK FACTORS
                                  ------------

         The following constitutes what we believe to be the risk factors in this offering. Each investor should also read the entire prospectus, as these various risk factors may be further discussed or illuminated by other sections of this prospectus.

         1- There is a risk to your investment in this offering that Arena may subsequently cease to operate, because Arena has experienced only net losses to date. The independent auditors for Arena have made a reservation that Arena may not be a "going concern" for this reason. You need to recognize as a risk the fact that at the present time Arena has no revenues and no resulting income to assure its continued existence as a viable economic enterprise. Your investment will be dependent on Arena achieving revenues and ultimately future earnings.

         2- There is a present and future risk that your investment may not have value, because there has been only minimal production from properties presently held by Arena and no future revenues can be assured. You should understand that Arena presently owns a forty percent carried working interest in an approximate 160 acre mineral lease, known as the Spears lease, in McIntosh County, Oklahoma, as well as two other proximate carried drill sites in two adjacent lease sites. There is no current production from these existing leasehold properties acquired as the initial assets of the company and no assurance the wells will be commercially completed. To date from the date of acquisition by Arena the initial well has only produced revenues of approximately $2,000 payable to the predecessor of Arena during a short test period. As a result, it is possible that your investment and shares will not have value if Arena never acquires or develops any producing wells or fails to raise any subsequent funds for such purposes. Proceeds of this offering are primarily intended to be used to acquire additional potential production property, but there is no assurance that such production property can be acquired or successfully developed. In all events, the cost of drilling and completion of any potential future wells will most likely require subsequent funding to Arena before any revenues can be reasonably anticipated from future acquisitions. Management also reserves the right to participate in the drilling and completion of a well or wells with the proceeds of this offering; which endeavors, if undertaken, would entail other additional risks as described below.

         3- There is a particularly high risk of loss of your investment in an oil or gas drilling company, because your entire investment could be expended in drilling and completing one or more dry holes or non-commercial wells. As indicated in the preceding risk factor, Arena presently intends to use all or most of the proceeds of this offering to attempt to acquire other proven oil and gas properties for future development. However, whether drilling and completion activities are presently engaged in or deferred to later, each investor in this offering will, at some point in time, most likely incur some drilling and completion risks to the return of their investment in Arena. The principal risks which may be encountered in the drilling and completion of oil and gas wells are summarized as follows:

              (a) Arena may expend all its resources in drilling a dry hole, that is a well drilled and sometimes completed to a target formation and subsequently determined to have no recoverable oil and/or gas reserves.

              (b) Arena may complete a well which appears to be economically productive, but later determines that well cannot produce in sufficient quantities to justify continued operations. This type of well is usually referred to as a non-commercial well.

              (c) A well may be completed as a commercial well, but have dramatic declines in production due to various unforseen factors such as a well collapse, flooding or unanticipated production declines.

              (d) Various unforeseen factors such as drilling or completion complications or difficult formations may greatly increase the anticipated cost of drilling and completing a well, thus rendering it uneconomic.

              (e) The price of oil and gas, as well as the costs of operations, can be very unstable and a commercial well may be rendered uneconomic by relatively small changes in the market price of oil or gas or increases in operating costs.

              (f) Charges for drilling and completion services and equipment are also very volatile and potential increases in anticipated costs over a short period can render a proposed acquisition or drilling project non-commercial.

         4- Revenues to the company and, as a result, your investment may be at risk to the extent Arena will be dependent upon a single gatherer to transport its product. At present Arena would be dependent upon a single gas line gatherer to transport its product from the leases. This dependence upon a single gatherer constitutes a marketing risk for any natural gas production, as well as the fair competitive pricing of any production. The marketing risk being that Arena may not be able to practically or economically market its intended natural gas production except through the existing gatherer who has broad latitude to determine whether and how much gas it will gather. There is also a market risk because the company is dependent on a single gatherer and it is difficult to assure fully competitive prices to Arena. As used in this offering a gatherer is a commercial enterprise that collects natural gas in the field from various wells for the ultimate purchaser, pressurizes the gas, and delivers it to a purchasing pipeline after metering.

         5- Investors should consider as a risk to the potential return of their investment in Arena the fact that there will only be a limited amount of capital resources in Arena after this offering. We have intentionally limited the amount of money to be raised in this offering to help in efforts to close this offering as a self-underwriting by marketing to potential contacts of management and without the need to employ third party underwriters or broker dealers. As a result, the amount of capital being raised is marginal and may not be adequate to fully or sufficiently fund either the acquisition of intended oil and/or gas properties or participation in drilling and completion activities.

         6- Current shareholders, not you, will continue to control Arena after this offering. Even in the event that the maximum amount is sold in this offering, the original shareholders in Arena, prior to this offering, will continue to hold a 56.5% majority of the shares and be able to control the future of Arena in such important matters as type of business, compensation to management and other matters related to control of the corporation's board of directors.

         7- You may not have a trading market for your shares. As of the time of the anticipated effective date of this registration statement, there will not exist any publicly traded market for Arena's shares. If there is no trading market you may not be able to sell your shares or have any means to recover your investment. Even after the completion of this offering, as a minimum or maximum offering, there can be no assurance that a publicly traded market will ever develop for the shares being sold to you in this offering. At present, the company has not qualified the shares for continued trading after the close of the offering in any state, nor has it been able to have any broker or dealer complete a listing of the stock for trading through the National Association of Securities Dealers. Further, California, where most of these shares are anticipated to be sold, has indicated the shares will not be eligible for secondary trading in California. Secondary trading is trading within an anticipated resulting market after the offering. If we are not able to develop a public trading market for the shares, there may be limited liquidity of the shares and you may be forced to hold such shares for an indefinite period of time and to rely upon the uncertain prospects of "private sales" of your securities in order to have any type of a marketability or "exit strategy."

         8- If you invest, your shares in Arena will be worth less, on an asset basis, after the offering than what you paid for them. Because the initial shares in this corporation were issued to founders or other affiliated parties for assets accepted at a premium to the cash value you are paying for your shares; you, as a post organization investor in this offering, will suffer a "dilution" in the value of the shares you purchase in this offering - that is the reduction in the asset value of your shares after the offering compared to the price of the shares being purchased in the offering, See Dilution Section for a more complete explanation. Moreover, the initial valuation of assets for shares was not determined by an arms length transaction. See Certain Transactions with Management.

         9- The success of Arena and your investment are subject to the risk that prices for oil and gas production are very volatile. You should understand that the pricing for oil and gas production can change very rapidly over short periods of time and profit projections or revenue expectations based on current pricing can rapidly diminish.

        10- You should note that a significant portion of the offering proceeds are being used to pay offering and operating costs thus reducing funds expended on production which will ultimately determine the value of your shares. The use of offering proceeds to pay offering costs may lessen the amount of proceeds directly applied to production and could adversely affect your potential return. The cost of the offering constitutes a substantial portion of the proceeds of this offering, up to 17.5% in the event only the minimum offering is sold. As a result, you should understand that a significant portion of the proceeds being raised will be used to pay the cost of this offering and general operating costs, rather than being employed for actual oil and gas acquisition or drilling or completion purposes. We anticipated this consequence as a result of our efforts to maintain a limited offering size. See Use of Proceeds, Description of Business and Terms of the Offering sections for a more detailed explanation.

        11- Your investment return in this offering is highly dependent upon Arena obtaining subsequent financing. It is presently anticipated Arena would need to obtain substantial subsequent financing to have funds available for drilling and completion of wells from the oil or gas leases anticipated to be acquired from the proceeds of this offering.

        12- There is a risk to Arena and to you as an investor arising from the fact that management has no employment commitment. In this offering, management has no long term or contractual employment commitment to Arena. The departure of one or both current members of management could have an immediate and adverse impact on the viability of Arena since there would not be any immediate successor with knowledge of the company or its production. Further, the ability of Arena to obtain oil and/or gas properties is believed highly dependent upon current management.

        13- There are potential conflicts of interest by management of Arena which may be adverse to your interest as a shareholder. Both of the principals in Arena, Mr. Rochford and Mr. McCabe, intend to continue with individual oil and gas acquisition and consulting endeavors. As a result, there may arise potential conflicts of interest such as the duty of a corporate officer to make applicable business opportunities available to his affiliated corporation in contrast to his individual interests. Additionally, the commitment to "carry" drilling and completion costs on the Wallace and Casey leases and workover costs on the Spears well is a personal undertaking of Messrs., Rochford, and McCabe. The value of carried working interest is totally dependent upon their personal ability to pay these anticipated future costs or otherwise arrange for payment.

        14- Your investment in Arena could be adversely affected by environmental Risks and Government Regulation using up your investment. There are significant environmental risks and potential liabilities, as well as governmental regulation, which could adversely affect your investment. It is believed these general environmental risks may have above average significance in this offering, because of the relative limited capital available to deal with or prevent such risks or cure resulting problems. Historically, the oil and gas industry has been subject to significant risks of potential liability arising from environmental risks such as oil spills, land and water contamination, fires, blow-outs and related environmental damages. As used herein, a "blow out" is where unusual and unanticipated gas or oil pressures destroy or adversely affect tubing or surface equipment in a well making the well non-producing on a temporary or permanent basis. Litigation or administrative actions related to such risks could reduce or eliminate any profits to Arena or lead to its economic demise. In all events, the cost of environmental compliance is usually a significant cost factor to an oil and gas company. In addition to environmental regulation, an oil and gas venture is subject to significant transportation, well spacing, engineering, pricing, safety, tax and other regulations by various government agencies.

                          TABLE OF SIGNIFICANT PARTIES
                          ----------------------------

Officers and Directors:


     Name                           Position                       Residential Address               Business Address
     ----                           --------                       -------------------               ----------------
Mr. Lloyd T. Rochford            Director, CEO,                  5 Clancy Lane South                4920 South Lewis,
                                 President                       Rancho Mirage, California          #107,  Tulsa,
                                                                 92270                              Oklahoma 74105

Mr. Stanley McCabe               Chairman Board,                 5922 South Atlanta Place,          4920 South Lewis,
                                 Treasurer/Secretary             Tulsa, Oklahoma 74135              #107,  Tulsa,
                                 CFO, Accounting Officer                                            Oklahoma 74105

Mr. Charles Crawford             Director                        6423 South Quebec Ave.             6423 South Quebec
                                                                 Tulsa, Oklahoma 74135              Avenue,  Tulsa,
                                                                                                    Oklahoma 74135
---------------------------------------------------------------------------------------------------------------------



Five Percent or Greater Shareholders; Promotors; Underwriters; Legal Counsel; and Affiliates:


        Name 1                    Relationship 2             Current Per            Residential            Business Address
                                                              Cent Stock              Address
                                                                Held 3
                                                              (Rounded)

---------------------------------------------------------------------------------------------------------------------------
Mr. Lloyd T. Rochford             Director/Officer               50%                 See above                 See above

Mr. Stanley McCabe                Director/Officer               50%                 See above                 See above

Mr. Julian Jensen                 Attorney                        0%          1453 Ute Drive          311 S. State #380
                                                                              Salt Lake City,         Salt Lake City, Utah
                                                                              Utah 84108              84111
---------------------------------------------------------------------------------------------------------------------------

         1   The only shareholders, at present, are the two directors as listed.

         2 Arena does not have any 5% shareholders, affiliates, underwriters or promoters-other than current directors. Legal counsel is not a shareholder and is not deemed by management to be affiliated.

         3 There are no current outstanding stock options or other sharehold rights.

         See  biographical   information  on  management  under  the  Management
Section.

                                    DILUTION
                                    --------

         Dilution is a term which normally defines the reduction in value per share which occurs to the investor in certain offerings compared to the purchase price of those shares. By way of specific illustration, an investor in this offering is paying $0.25 per share. It is estimated that the net worth per share after the completion of the maximum offering will only be $ 0.12 per share. Therefore, each investor in this offering will suffer an immediate dilution to his investment of $0.13 per share or 52% in the maximum offering; and $0.17 per share or 68 % in the minimum offering. Dilution would generally be pro rated between the minimum and maximum offering if closed between those extremes. These dilution factors are illustrated in the following graphical representations.

[Graphic Ommitted]

           Minimum offering                        Maximum Offering
Value Subscription  Value share after   Value Subscription    Value share after
------------------  -----------------   ------------------    -----------------
$0.25/share           offering              $0.25/share           offering
100%                  $0.08/share           100%                  $0.12 /share
                       (Rounded)                                  (Rounded)

                      Dilution 68%                                Dilution 52%
                      $0.17/Share                                 $0.13/Share








         In this offering dilution primarily arises because the original founders who organized the corporation took shares for oil and gas properties which must generally be valued at predecessor costs. As a result, after the initial funding, there was little significant accountable net worth in Arena. You, as an investor, will contribute essentially all of the working capital.

                 PLAN OF DISTRIBUTION AND TERMS OF THE OFFERING
                 ----------------------------------------------

         Arena does not intend to employ the services of any underwriter or other broker/dealer to place or sell its securities. Arena believes it can place the limited amount of securities being offered by this registration through the efforts of its own management group who will not be paid any consideration, commission or other compensation for their selling and placement efforts. Consequently, no provisions for commissions have been provided for in this prospectus. Should management determine, at any time, that it is necessary to sell this offering through the use of commissions to an underwriter, management will reserve the right to amend the registration and prospectus to reflect any such commission arrangements and to continue with the offering in accordance with all other terms and provisions.

         It is anticipated that Mr. Rochford and Mr. McCabe will be primarily responsible for the efforts to sell the Arena stock through this offering to various business contacts and acquaintances through delivery of this prospectus. We cannot promise the offering will be sold, as management will only engage in these efforts as they deem necessary. Obviously, there is an indirect benefit to management, as principal shareholders, if the shares are sold in this offering as the management shareholders would most likely realize an increase in the value of their shares and potentially an active market for their shares.

         Each officer, director or affiliated persons may purchase shares in this offering for cash at the offering price without restriction. There is no limitation on the number of securities which may be purchased by these affiliated persons. In like manner there is no obligation or commitment by any officer, director or affiliate to purchase any shares in this offering. All securities purchased by any officer, director, or person able to direct or influence the company as a control person will not be freely tradeable, but will be subject to restrictions on resales, and must be purchased for investment purposes requiring, in most instances, a holding period.

         The costs of this offering are estimated at $35,000 and include legal, accounting, filing or permit fees, printing and related distribution costs. These amounts are estimates but are believed reasonably accurate for the intended size of the offering. Approximately $25,000 of these funds have been personally advanced by management and described in the financial statements as an unwritten loan. It is intended that these advances will be repaid to management from the offering proceeds as part of the "estimated costs of the offering line item." As noted under the Risk Factors and Use of Proceeds Sections, payment of these estimated offering costs will expend a significant portion of both the minimum or maximum offering. Funds paid for offering costs will limit the amount of net proceeds available for actual business purposes.

         Proceeds of the offering, up to the minimum amount, will be placed in a segregated subscription account under control of Arena and will not be employed for any business purposes of the company until or unless the minimum offering is sold within the offering term of 60 days from the date appearing on the face of this prospectus. If the minimum offering is not fully sold and collected within such offering period, then the offering will be terminated and all proceeds will be returned without deduction for costs or addition of any interest. Arena will obtain an address from each subscriber and will return all proceeds within ten days of the termination of the offering to that address. Any interest earned on the subscription account will be employed by Arena to pay for anticipated offering costs and return of subscription proceeds to investors.

         In the event of the close of the minimum offering, Arena will employ any additional proceeds of this offering upon receipt without further utilizing the subscription account.

         Arena reserves the right to close the offering at any time within the offering term of 60 days whenever the minimum offering proceeds have been received in the subscription account, even if less than the maximum offering has been sold. Factors which may influence Arena's decision to close the offering would be the effort required to continue sales and the rate at which subscriptions were obtained up to the minimum offering. In all events, the company will not sell more than the maximum offering and will close the offering at any time that the maximum amount has been sold. The use of proceeds section reflects Arena's best present estimate of the use of proceeds in the event of either the minimum or maximum offering amount being received. The offering most likely will be closed at some point between the minimum and maximum and the use of proceeds will generally be adjusted to increase the actual proceeds available for business purposes, it is generally expected that such adjustment will be pro rata to the difference between the minimum and maximum offering.

         We intend this offering will be sold primarily to citizens of the State of California, based upon a qualification filing in that jurisdiction as a limited offering. Should Arena deem it appropriate it may attempt to place its securities in one or more additional jurisdictions where the offered shares may be qualified or registered by coordination. That is, Arena will be deemed to be qualified as a registered offering in these jurisdictions upon clearance of this registration with the SEC and a notice type filing in the appropriate state. If the offering is offered or sold in other jurisdictions, the offering must be registered or qualified under the applicable state law of that jurisdiction. Arena does not intend to register or qualify this offering in any other jurisdiction for sale unless such registration can primarily be achieved by coordination without the necessity of merit review or substantial additional disclosure requirements. However, should Arena elect to sell in any jurisdiction that imposes any additional disclosure requirements, they will be included in this offering as a supplemental disclosure.

         Arena has been informed by the State of California, incident to its initial filing for qualification in that State, that if the registration is qualified it will be qualified as a "limited offering" and that shares sold in California will not automatically be qualified for continuing trading after the initial placement of the shares (sometimes called secondary trading) in that jurisdiction. Moreover, California authorities did not think it probable that stock in the company could be qualified in California for secondary trading in the foreseeable future due to the fact the company is a new venture, is high risk, and because of the low price of its securities. In pragmatic terms, this means that any California investor wishing to resale their stock will have to rely upon our efforts to qualify the stock for secondary trading in other jurisdictions, and will then have to incur the cost and additional effort of reselling in such other jurisdiction if such a trading venue is established.

         Arena has not secured a commitment to list or trade the securities being registered through any broker/dealer or in any jurisdictions and there is no present assurance that a public market will exist for the securities, even in the event of a successful completion of this offering. Each prospective investor should consider the potential lack of a public market as a significant risk factor. Management will work to attempt to obtain the listing of the securities after this offering by one or more broker/dealers, but can give no warranty or assurance that they will be successful in such efforts.

         No shares of current management or original shareholders are being registered in this offering and no intent or obligation exists by Arena to currently register issued shares in any manner.

                            ESTIMATED USE OF PROCEEDS

         We have set-out in the following tabular format the intended use of proceeds based upon the sale of either the minimum or maximum offering. The offering may be closed at some point between the minimum and maximum offering. Should that occur, the proceeds received over the minimum will be allocated to funds committed to acquiring oil and/or gas properties.

         You are advised that management may alter or change the use of proceeds in the exercise of sound business discretion after the completion of the offering and the following should be viewed only as an outline of the present intended use of proceeds.


Minimum Offering: $200,000

          General Description of Intended Expenditure                Dollar Amount              Percentage of
                                                                                                   Offering
                                                                                                  (Rounded)
-----------------------------------------------------------------------------------------------------------
1. Estimated costs of offering                                         $ 35,000 1                    17.5%
2. Estimated overhead expenses (six months)                            $ 20,000 3                    10%
3. Funds committed to acquiring oil and/or gas                         $130,000 2                    65%
    properties.
4. Funds reserved for subsequent financing                              $15,000                      7.5%
    expenses.
Totals                                                                  $200,000                     100%



Maximum Offering: $500,000

          General Description of Intended Expenditure                Dollar Amount              Percentage of
                                                                                                   Offering
                                                                                                  (Rounded)
-----------------------------------------------------------------------------------------------------------
1. Estimated costs of offering.                                       $ 35,000  1                    7%
2. Estimated overhead expenses (six months).                          $ 20,000                       4%
3. Funds committed to acquiring oil and/or gas                        $ 430,000 2                   86%
    properties.
4. Funds reserved for subsequent financing                            $ 15,000                       3%
    expenses.
Totals                                                                $500,000                     100%

         1 Includes $25,000 advanced by management which advance will be repaid from the proceeds of this offering.

         2 While Arena presently intends to use the "business portion" of net offering proceeds for anticipated acquisitions of non-carried proven developmental reserves; it may, alternatively and as otherwise discussed, use these proceeds for drilling or completion activities or acquiring existing production.

          3 Arena has reserved and allocated approximately $20,000 of the net proceeds of the offering for operational costs. The operational costs are to be employed to cover the minimum costs of operations of Arena for an estimated period of six months. Included within the operational costs are payments of rent, utilities, and other overhead. No salaries will be paid from offering proceeds. Present management will continue to serve the company on a full-time basis with the commencement of compensation deferred until revenues are available, if at all, to pay salaries. No present salaries are accruing and Mr. McCabe and Mr. Rochford will negotiate reasonable salaries with Arena only when and if revenues justify the payment of salaries. During the period when the offering proceed are expended we do not plan to have any other full-time salaried officers or employees, unless revenues are generated sufficient to justify payment of salaries to other employees.

         We believe revenues will be sufficient to cover operating expenses after the first six months of operations based upon anticipated revenues from the initial carried working interests, though no assurance or warranty of this projection can be made. This projection is based upon the belief that wells on the two drill sites will be drilled and completed and placed into production, together with reworking the shut-in Spears well, prior to the end of the 1st quarter of 2001. Arena reasonably projects these three wells would provide sufficient revenues to pay all operations. However, we may elect to use additional offering proceeds for continuing operations beyond the initial six month term in the exercise of sound business discretion, if so required. In all events, the use of proceeds of the offering to pay operational costs will necessarily reduce the amount of proceeds of the offering available for actual production acquisition or potential drilling and completion of wells. Each prospective investor should understand that there is a risk factor in investing in a start-up entity in that a substantial amount of the offering proceeds may be used for operational costs at a time when the company does not have sufficient revenues to pay for such costs.

         We can make no assurance to you that any of the estimated use of proceeds for the specific business purposes outlined above will be sufficient to adequately fund the costs of such anticipated endeavors.

         We, as management of Arena, may decide in the exercise of our business judgment that some or all of the proceeds of this offering could most profitably be used to participate in drilling and completion of one or more oil or gas wells in presently undesignated properties to be acquired. Alternatively, some or all of the proceeds may be used to acquire existing production properties. These determinations cannot be presently made and are contingent upon such variables as the price of oil or natural gas at the completion of the offering; the availability of participation opportunities in other wells to be drilled or completed; the availability of drilling and completion equipment and services; and primarily the going rates for such equipment and services and alternative properties.

             Based on Arena's primary intent to use the net operating proceeds of this offering to acquire new oil and gas interests for future drilling and completion operations, there is a potential risk factor that if the company is not successful in arranging subsequent financing, it may not have adequate funds to complete any proposed drilling and completion of wells on newly acquired properties. Secondly, the drilling and completion of wells is a high risk venture, as previously described, even if sufficient funds are raised by Arena.

         Arena cannot direct drilling, completion or workover on the existing leasehold properties. As a result, future revenues are contingent upon whether the third party operator of the existing leases determines to move forward with drilling and completion operations and a workover of the existing well on the Spears lease to complete a new formation. Arena has been assured, but cannot warrant, that drilling and completion of two additional gas wells on the Casey and Wallace leases and operation of the third well on the Spears lease will occur before the end of the 1st quarter of 2001. Arena, as a carried interest owner, would not have to participate in such drilling, completion or workover costs, but may be required to use some of the proceeds of this offering to pay for ongoing operational costs of the anticipated well or wells until self sustaining.

In all events, it is anticipated that a compressor would be required to be placed on the existing Spears lease to service all three potential wells if additional wells are drilled and completed and brought on line in the three initial leases. The operator has indicated it is not willing to acquire a compressor until the anticipated two new wells are drilled and completed as well as the Spears workover. A compressor is necessary for production to pressurize the natural gas to pipeline required pressure. This compressor would constitute an operating expense to Arena. The exact amount of such expense is not presently known, but is estimated that the total lease cost per month for the compressor would be $1,000 of which Arena's pro rata share would be approximately $400/month payable from anticipated revenues as a rental payment for the compressor.

         Arena intends to devote most of its efforts to acquiring, drilling, and completing natural gas wells as opposed to oil production. However, no firm commitment or undertaking is made that the company may not act upon opportunities to participate in properties primarily acquired for production of crude oil. Specific cost estimate for these alternative use of proceeds cannot presently be made. This matter is discussed in more detail under the subheading of the next section captioned, "Twelve Month Operating Projections."

                     DESCRIPTION OF BUSINESS AND PROPERTIES
                     --------------------------------------

GENERAL DESCRIPTION OF PROPERTIES AND OPERATIONS

         Arena Resources, Inc. was incorporated on August 31, 2000 as a Nevada corporation. The company was concurrently organized by its two principal shareholders, Mr. Lloyd T. Rochford and Mr. Stanley McCabe, who jointly and equally contributed the existing non- producing proven natural gas properties to Arena for their sharehold interest. Each received 1,300,000 shares of Arena for their combined working interest in the three gas properties with improvements, and the commitment to "carry" such interest. The acquisition basis of the three leases and improvements have been valued at approximately $67,389. The fair value of the carried property interest acquired was $61,174. The carried interest, based upon projected drilling and completion costs and including a workover of the Spears well, is valued at approximately $134,000. The obligation of Messrs. Rochford and McCabe to carry these costs is not, however, limited by the estimate of $134,000. These initial contributions are more particularly described as part of the audited financial statements as attached and in the subsequent description of the leases.

         As an accounting matter, the contributed properties are deemed to have been acquired in March, 2000 by Mr. McCabe and Mr. Rochford acting as a joint venturers and subsequently contributed to Arena in September, 2000. As a result, the accounting basis for the properties is valued from the date of initial acquisition by the joint venture and the limited production reflected in the financial statements is only for this predecessor entity.

         As previously noted, there is no current production from the Arena forty percent carried working interest in the Spears lease subsequent to its contribution, nor from the two additional carried drill sites in Muskogee County, Oklahoma. There was minimal production from the well on the Spears lease (approximately $2,000 to the predecessor venture), in April of 2000 when this well was tested. This well has been shut-in from 1997 because of declining production. The operator did not want to lease a compressor for one well and until the workover on the Spears well is completed. It is intended the Spears lease well will be put on line when and if the two gas wells are completed in the adjacent leases and the workover on the Spears completed. It is presently anticipated that the Spears lease, as well as completion of the two additional adjacent drill sites, would primarily produce, if the anticipated two new wells are commercial as well as the Spears workover, natural gas production and not crude oil production. Arena intends to currently emphasize natural gas production, but may buy primarily oil producing properties if economically advantageous. It is further noted that sometimes wells drilled and completed primarily for anticipated natural gas production also produce commercial quantities of crude oil, and oil wells usually produce natural gas, often in recoverable quantities.

         The terms of the Spears, Casey and Wallace leases are each summarized below. Arena is current on these lease obligations and intends to hold these leases by future production. The leases were acquired by Arena in September, 2000. To date, Arena or its predecessors have paid a total of $61,174 as lease costs, but anticipate no future lease payment will be required as the leases are anticipated to be held by production. There are no existing or anticipated subleases. The leases are subject to a 25% royalty payment to unrelated parties. Arena retains 40% of the remaining interest, or a 30% net revenue interest.

         The essential terms, together with acquisition basis, for the three leases is summarized below:

Spears Lease -
------------

  (a) The Spears lease was assigned to Arena on September 15, 2000, for approximately $33,000 of the initial capital contributions by Messrs. Rochford and McCabe;

  (b) The Spears gas well has been shut-in since 1997, except for a brief test period in April, 2000 when approximately $2,000 in revenues was generated to the predecessor joint venture of Arena.

  (c) The lease is currently held by production for which Arena is paying a shut- in royalty payment of $1.00/acre per year, or $160/year. "Held by Production" is a term used to mean that a mineral lease is deemed to be held and rental payments made when the lessor is receiving his agreed upon monthly production percentage payment, rather than a fixed cash payment for the lease. As in this case, when there is a completed commercial well that is shut-in, the lease is still technically held by production, but the lessees pay a "shut-in" royalty in lieu of actual production. With the Spears lease that shut-in royalty payment by Arena is $160/year. Arena has kept this payment current.

Wallace Lease -
-------------

  (a) The Wallace lease was assigned to Arena as an initial acquisition on September 7, 2000. It was valued at its predecessor cost basis of $20/acre, or $3,200.

  (b) The lease may be held for a three year term without production commencing April 4, 2000.

  (c) The lease is paid up to January 1, 2001. As of that date there will commence an annual lease payment of $1.00/acre until held by production.

Casey Lease -
-----------

  (a) The Casey lease is a one year lease from April, 2000 which is paid up.

  (b) The lease was initially acquired by the Arena predecessor for $25/acre, $4,000.

  (c)        It is intended the well will be held by production.

         In the existing Spears lease, Arena has a forty percent carried working interest. This means that Arena has a forty percent interest in total production after it pays its pro rata share, forty percent, of operating costs, but before royalty payments to the mineral interest owner. As used in this prospectus total production is the total recoverable amount of product produced from an oil or gas well, usually expressed in quantity (barrels for oil; thousand cubic feet "MCF" for gas) or dollar amount of production. Royalty payments are a portion of the total production (usually 5-25%) paid directly to the landowner, and sometimes others, from the net cash proceeds of production after extraction taxes, but before charging any costs. The mineral interest owner is usually the person who ultimately owns the oil and gas and is usually the "lessor" or person creating the lease. The mineral interest owner usually retains a royalty interest.

         Arena estimates its net revenue interest, which it retains after the payment of royalty interest, would be approximately thirty percent. This is derived by taking total production, 100%, subtracting the royalty 25%, then multiplying the remaining net revenue interest, 75%, by Arena's working interest share, 40%, thus yielding a 30% net mineral revenue or net revenue interest. A net revenue interest is a term which defines the actual revenues which a working interest holder will obtain from a given lease after payment of its pro rata share of production costs and after royalty payments. Because the interest of Arena is "carried," Arena is not required to pay any of the anticipated workover costs to complete another formation in the Spears well or the drilling and completion costs anticipated for the adjacent Casey and Wallace leases. Workover costs are costs that sometimes occur to keep a well in production or increase production after it has operated for a period of time. In this offering it is intended that approximately $8,000 will be expened to complete the Upper Booch formation in the Spears well as part of the work-over costs. Arena does not have the authority or legal capacity to direct the drilling and completion of additional wells or any workover and must rely upon the operator to initiate such actions. Further, Arena has no contractual basis to enforce the undertaking of Mr. McCabe and Mr. Rochford to carry the contributed properties and pay the carried costs.

         As used in this prospectus "formation" is the underground geological structure which is believed to hold the natural gas or crude oil to be produced by the well. These formations are often sand or limestone. Various physical or chemical applications are applied to the formation after it is penetrated to induce production. Target geological formations to which the well is drilled and completed are typically described by proper names. The principal gas production formations on the Spears and adjacent leases would be the Atoka, Booch and Upper Booch formations.

         It is anticipated that the operator of the Spears lease intends to reactivate the Spears gas well after completion of the Upper Booch formations and upon the drilling and completion of one or more additional commercial wells on the adjacent leases and the installation of a compressor unit for production purposes from all three wells. A compressor is a device used on a gas well to pressurize the gas produced to the pipeline standards required by the gatherer. Arena has been informed, but cannot warrant, that all three wells will be on line by not later that the end of the 1st quarter of 2001. Arena would then be required to participate in any cost of the compressor and other equipment directly related to production after drilling and completion of any additional wells, or the workover of the existing Spears well. Initially Arena has been informed that its pro rata costs of participating in the compressor and other initial production costs for the anticipated three wells would be approximately $1,000 per month. It is anticipated, though not warranted, these costs will be paid from revenues.

         It is not possible to presently estimate all anticipated production costs for the existing well, or other gas wells to be drilled on the additional adjacent leases. Historically, commercial gas wells in this area drilled to the anticipated formation depth of approximately 2,000 feet have not required significant operating expenditures and have usually been positive net revenue producers from the time of completion. The current approximate drilling and completion cost of a gas well to the Atoka and Booch formations to be paid by Arena would be approximately $58,000 per well. The completion of the Upper Booch formation in the Spears well is estimated at $8,000. There is estimated another approximate $12,000 in completion costs for all three wells. These amounts will be paid by Messrs. McCabe and Rochford as their commitment to carry the assigned working interest in these leases. Mr. McCabe and Mr. Rochford in their predecessor partnership have expended approximately $33,000 for the shut-in Spears well and will incur approximately $10,000 for workover costs on this well, including opening the new formation. No formal third party estimates of these costs, sometimes called AFE's, are available or anticipated. It should also be noted that the foregoing are estimates only and the undertaking of Mr. McCabe and Mr. Rochford to carry these obligations exist whatever the actual costs.

         Until and unless the existing well or other wells are brought online, Arena will not have any revenues from its present reserves or anticipated reserves.

         The present intent of Arena is to use the proceeds of this offering, if sold and closed, to acquire additional proven reserves with drill site locations. However, Arena may elect to use proceeds, in the exercise of sound business discretion by management, to acquire working interests, whether "carried" or "uncarried," in new currently producing properties. Further, if appropriate opportunities avail themselves, Arena reserves the right to engage in drilling and completion participation in proven reserves. Each investor should understand that the exact allocation of proceeds between these various oil and gas alternatives is not presently determined by management and will not be determined until after the close of the offering and will depend on various market factors and availability of properties or other drilling and completion opportunities, particularly the variable costs and availability of alternative oil and gas properties or interests available when the offering is closed. Further, no assurance can be given in any manner that Arena will be successful in subsequent efforts to raise additional capital for anticipated drilling and completion of production properties.

         We presently have no specific allocation of the funds anticipated to be raised in this offering, or plans for the allocation of oil or gas interest, other than the general undertakings outlined in the preceding paragraph. It should be understood that the value, availability and price of various types of small oil and gas properties which may be acquired by Arena change rapidly so that it is not feasible to have a rigid long term acquisition program or plan. For example, in one week a producing property may sell at a premium to non-producing proven reserves while the next week the best value may be found in acquiring non-production properties or a potential drilling opportunity. Each investor should understand that the market for and contacts to acquire small oil and gas properties is extremely informal and ad hoc. and that investors are largely reliant on current management to make these contacts and acquisitions in the exercise of their business judgment without a strict set of guidelines.

         In this offering, each investor needs to understand they will be a shareholder in Arena and not a direct participant in the oil or gas properties acquired or to be acquired. As a result, investors will be relying fully upon management of Arena to select properties and to pay all operating costs. There will be no assessments on the shareholders of Arena for additional capital contributions, though the success of Arena depends on its ability to pay anticipated costs.

REVENUES, COSTS AND TAXES

         All revenues, if any, and costs from oil and gas wells will be accrued as income or costs to Arena, not to you as a shareholder. Your expectation of return of investment will be directly linked to the success of Arena, not directly to the anticipated production. You will not incur any liability or assessments as a shareholder. In like manner, typical anticipated tax benefits in an oil or gas program such as write-offs for drilling and completion costs and percentage or cost depletion will accrue directly to Arena and not to you as an investor. Each investor is encouraged to discuss potential tax aspects of investing with the investor's own tax advisor prior to investing. In all events, this investment should not be considered a tax advantage or deferral investment.

OPERATING AGREEMENT

         The day-to-day operations of the leases are governed by an operating agreement between the owner/operator of the leases, Tri-State Energy Corporation with Arena and other non- operators. The operator under this agreement is charged with day-to-day operations, as well as making drilling, completion and workover decisions, but subject to the pro rata financial participation by the non-operations, such as Arena.

         The essential elements of the operating agreement for the three leases is outlined as follows:

o Arena's estimated share of standard monthly operating expenses, 40%, will be approximately $333 per completed well. The operating agreement also provides for the payment of Arena's 30% net revenue interest.

o If a non-operator, like Arena, does not participate in drilling and completion expenses agreed upon by the operator and a majority of the non-operators, then Arena will receive a penalty equal to five times the amount of the assessment to be deducted from its future net revenue interest.

o The Operating Agreement is concurrent with production from the subject leases, unless terminated for cause or upon notice.

o The operator may expend up to $25,000 without getting consent of the non-operators and pay third party claims up to $11,000 without this consent.

GATHERER AND PURCHASER

         Gas produced in the lease areas is gathered in the field by a gathering/transport company which charges a transportation charge to deliver the gas to a principal pipeline purchaser. The present gatherer is Enogex.

         The current net price paid is approximately $4.50 to $5.25 per thousand cubic feet of gas (MCF). The gas is currently purchased by ONEOK Energy Marketing and Trading Company LP. ONEOK pays to the operator, Tri-State, which then distributes our share of net revenue to Arena.

RESERVE ESTIMATES

         The following table summarizes the existing net gas properties held by Arena showing both estimated proven developed and proven non-developed reserves with estimated recoverable natural gas revenues from those reserves expressed in increments of a thousand cubic feet (MCF). Proven developed reserves are proven reserves, as previously defined, upon which there is actual production:

Current                     Current Proven           Estimated Net Cash Flow At
--------------------------------------------------------------------------------
Proven Developed Reserves   Undeveloped Reserves     Current Prices Discounted
                                                     at 10% to Present Value
--------------------------------------------------------------------------------
60,034 MCF                  418,229 MCF              $1,096,866
================================================================================
         Another common method by which oil and gas companies production potential is expressed is to compare the interests which an oil and gas production company has in existing wells, regardless of how small that interest may be, by designating each such interest as a gross well and then to aggregate that percentage of interest in the various "gross wells" until a total percentage is derived up to one hundred percent of interest in a comparable well, which is described as a net well. Using this analysis, the company presently has an interest in one "gross well" and a thirty percent "net well" interest as its net revenue interest in the one well would be thirty percent. By comparison, if a company had a thirty percent net revenue interest in three gross wells, then it would have a ninety percent net well.

         The independent mineral report upon which the foregoing analysis of existing interest is derived has not been attached as an exhibit to this Prospectus, but has been filed as part of the registration materials. Arena does not warrant or guarantee the accuracy or completeness of the results contained in such independent reserve report prepared for the company, and any such mineral report should be considered as an estimate rather than an actual determination of recoverable and potential reserves.

COMPETITIVE FACTORS

         Current competitive factors in the domestic oil and gas industry are unique. The actual price range of natural gas and crude oil is largely established by major international producers. Because domestic demand for oil and gas exceeds supply, there is little risk that all current production will not be sold at relatively fixed prices. To this extent Arena does not see itself as directly competitive with other producers, nor is there any significant risk that the company could not sell all production at current prices with a reasonable profit margin. The risk of domestic overproduction at current prices is almost nil. The primary competitive risks would come from falling international prices which could render current production uneconomical.

         Secondarily, Arena is presently committed to use the services of the existing gatherer in its present areas of anticipated production. This gives to such gatherer certain short term relative monopolistic powers to set gathering and transportation costs, because obtaining the services of an alternative gathering company would require substantial additional costs since an alternative gatherer would be required to lay new pipeline and obtain new rights of way in the lease.

         It is also significant that more favorable prices can usually be negotiated for larger quantities of oil and/or gas product, such that Arena views itself as having a price disadvantage to larger producers.

NUMBER OF PERSONS EMPLOYED

         Both Mr. Lloyd T. Rochford and Mr. Stanley McCabe will actively engage in management on a full time basis for the company. Mr. Rochford presently serves the company on a full-time basis as its president and chief executive officer (CEO). Mr. McCabe is the chief financial officer (CFO), secretary and treasurer on a full-time basis. Both Mr. Rochford and Mr. McCabe are currently involved full-time in start-up and promotional efforts for Arena. Mr. Rochford and Mr. McCabe do not receive any direct compensation. Arena will pay Mr. Rochford and Mr. McCabe for their continuing executive services in the event there are subsequent net revenues on a to be negotiated bases. No prior salaries will be accrued or paid. No proceed of this offering will be used to pay salaries. No actual costs or compensation has been determined or paid to management and the parties have simply agreed to negotiate the future compensation on a good faith basis in the future.

         Arena has agreed to pay general costs such as travel and communications directly related to the organizational and selling efforts of Mr. Rochford and Mr. McCabe in organizing the company and engaging experts and other efforts required to complete this initial public offering of its securities.

         Arena intends to extend to Mr. Rochford and Mr. McCabe full-time salary compensation in the event that revenues are subsequently generated in sufficient amount to continue their services on a full time basis. No proceeds of this offering will be used to pay compensation to either of these principals. Until such time as such revenues are realized in sufficient quantities to pay regular compensation, the two officers designated above have indicated a willingness to continue on a full-time basis to serve the company indefinitely. However, it should be realized that the company has no fixed compensation contract with either party and either party could terminate services to the company at any time.

         In the event that Arena realizes subsequent revenues, it may also retain such other employees or experts on a full or part-time basis as it deems appropriate. It is presently intended that the company may employ the services of a CFO, office manager, field geologist, and well completion supervisor. The geologist and well completion supervisor may be retained on either a part-time salary or independent contract basis as Arena would subsequently deem most appropriate in the future. Arena would also probably consider hiring a full-time secretary or office manager as the development of Arena would justify, along with other as yet undetermined office workers or personnel.

ENVIRONMENTAL COMPLIANCE

         Oil and gas production is a highly regulated activity which is subject to significant environmental and conservation regulations both on a federal and state level. Historically, most of the environmental regulation of oil and gas production has been left to state regulatory boards or agencies in those jurisdictions where there is significant gas and oil production, with limited direct regulation by such federal agencies such as the Environmental Protection Agency. However, while the company believes this generally to be the case for its intended production activities in Oklahoma, it should be noticed that there are various Environmental Protection Agency regulations which would govern significant spills, blow-outs, or uncontrolled emissions.

         In Oklahoma specific oil and gas regulations exist related to the drilling, completion and operation of wells, as well as disposal of waste oil. There are also procedures incident to the plugging and abandonment of dry holes or other non-operational wells governed by the Oklahoma Corporations Commission, Oil and Gas Division.

         Compliance with these regulations may constitute a significant cost and effort for Arena. No specific accounting for environmental compliance has been maintained or projected by Arena to date. Arena does not presently know of environmental demands, claims, or adverse actions, litigation or administrative proceedings in which it or the acquired properties are involved relevant to or arising out of its predecessor operations.

         In the event of a breach of environmental regulations, these environmental regulatory agencies have a broad range of alternative or cumulative remedies to include: ordering a clean up of any spills and restoration of the soil or water to conditions existing prior to the environmental violation; fines; or enjoining further drilling, completion or production activities. In certain egregious situations the agencies may also pursue criminal remedies against the company or its principals.

DISTINCTIVE CHARACTERISTICS OF ISSUER'S BUSINESS AND INDUSTRY

         There are certain special or distinctive characteristics of this issuer's business which should be understood by any prospective investor. While some of these characteristics have been earlier discussed or alluded to, we are summarizing below the more significant of these factors:

o The company has had no revenues or income to date and has occurred a net loss of ($3,660) from inception in March, 2000 to August 31, 2000. The independent auditors, as a result, expressed a reservation that Arena is a going concern.

o Oil and gas production is a highly regulated industry. The Oklahoma Corporate Commission, Oil and Gas Division imposes limitations on the number of wells per geographic area and also may regulate the amount of production from wells in a formation or given conservation area.

o Environmental issues, including disposal of drilling fluids and chemicals, waste oil, surface contamination are regulated by the Oklahoma Commission and, secondarily, by the Federal Environmental

         Protection Agency, EPA. Typically the EPA does not impose specific standards or regulations unless there is a significant environmental contamination.

o Any drilling and completion of a well must be considered high risk due to the danger a well may be drilled and completed at substantial cost only to be determined to be a dry hole or non-commercial well.

o The pricing for oil and gas has historically been extremely volatile and these price changes could render, in a short period, an otherwise commercially successful well non- commercial and require it to be shut-in. Additionally, there are risks to production including casing or formation collapses, blow-outs, flooding, silting, as well as equipment failures.

o Arena will be dependent upon a third party operator to complete the initial three wells in the company prior to the end of the 1st quarter of 2001 and for Messrs. McCabe and Rochford to pay Arena's share of there costs, neither of which can be assured or warranted.

o The exact structure of Arena's future oil and gas acquisition and operating activities is not and cannot be determined prior to the close of this offering.

TWELVE MONTH OPERATING PROJECTIONS:

         As earlier discussed, Arena has received an oral undertaking from the Operator for the Spears and adjacent leases that the projected two wells will be drilled and completed prior to the end of the 1st quarter 2001. At the same time, the Spears well would be brought back on line after the workover completing of the Upper Booch and after the lease of a compressor for these wells. It is reasonably anticipated that revenues from the anticipated wells will make the company self sustaining within that period, unless the wells are dry holes or non-commercial.

         At the same time, proceeds of this offering will be used to acquire proven non-operating properties to be developed through subsequent financing efforts. No reasonable projection of when the drilling and completion of additional wells will be completed, if at all, can be made at this time because Arena is not certain of when this offering may close, the time required to acquire suitable development properties, the time required to raise subsequent additional developmental funds, or the exact nature of interests or properties to be acquired.

         There is also a possibility , as discussed earlier in this prospectus, that Arena may elect to use the proceeds of this offering to alternatively acquire producing acreage or to invest in the drilling and completion of one or more wells. As the economic factors upon which these alternative development decisions must be made changes on an almost daily basis for small independent oil and gas producers, such as Arena, it is impossible to make economic forecasts as to the ultimate structure of Arena's oil and gas program or the exact use of proceeds within the over-all parameters outlined earlier in this offering. It is, however, anticipated that all proceeds of this offering will be expended within six months from the close of this offering. It is anticipated, though not warranted, the company will be self sustaining from revenue, after the six month period based upon the reasonable probability the initial three leases will be commercially completed.

                          DESCRIPTION OF OTHER PROPERTY
                          -----------------------------

         In addition to the described oil and gas properties, Arena has rental office space, equipment and facilities. At present, it leases office space at 4920 South Lewis, Suite 107, Tulsa, Oklahoma. As of October 1, 2000, this lease consists of approximately 671square feet of office space and is leased by the company for $ 460.00 per month including all standard office equipment and furnishings, including its telephone system.

         The current facilities are believed adequate for the initial operation of Arena after the completion of this offering.

         Arena does not presently own any oil or gas production equipment such a pump jacks, pipe or compressors.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           -----------------------------------------------------------

         Arena, exclusive of very limited predecessor test production, does not have any revenues or net income to date. Its anticipation of future revenues is contingent upon various factors previously discussed. In particular, it is not anticipated that Arena would realize any significant revenues or income from oil and gas properties to be acquired with proceeds of this offering, unless it arranges additional financing to create drilling and completion funding for the company. As a result, the success of this offering is also partially dependent upon the subsequent success of additional financing being raised, which factor constitutes a significant additional risk of investment in this offering.

         A very limited amount of production revenues from the Spears well are reflected in the financial statements due to the test production by the predecessor venture consisting of Mr. McCabe and Mr. Rochford in April, 2000. This test period of approximately one month generated total gross revenues of approximately $8,000 of which the net revenue interest to the predecessor was approximately $2,000. In like manner, the predecessor cost basis of the leases is established from the March Acquisition date.

         The valuation of the oil and gas reserves placed into Arena by management for shares were based upon a discounted current estimated market value through a reserve report, even though such properties are valued for accounting purposes on a predecessor cost basis. This valuation is more fully discussed under the auditor's footnotes in the attached and incorporated audited financial statements. It is difficult to actually value the present assets placed into Arena, notwithstanding the existence of an independent petroleum reserve report. The reserve report should be considered only as estimates of potential value and recoverable reserves and not as an assurance and warranty that the company will realize either cash flow or gains from those resources, even assuming maximum sustained production.

         The initial capital being raised in this offering is marginal for the primary purpose of obtaining additional proven developmental reserves. In short, Arena may expend all of the net proceeds available from this registration and not acquire sufficient oil and gas properties to justify sustained economic production in the future, even allowing for receipt of sufficient drilling and completion funding from any subsequent financing efforts.

         The initial capital assets contributed to Arena were supplied by its two existing shareholders. In contributing these assets there was no independent board of directors or shareholders to determine the reasonable valuation of the cash, oil and gas properties and related interest for the sharehold interest obtained by the founders and initial shareholders. For the initial 1,300,000 shares acquired by both Mr. McCabe and Mr. Rochford each contributed $30,587 in lease interests and a carried working interest obligation worth approximately $134,000. In addition, Messrs. McCabe and Rochford contributed a total of $6,215 in cash that Arena used to pay expenses. The contributed cash increased both shareholders' equity in Arena. The prior services of Messrs. McCabe and Rochford have been valued at $60,000 for accounting purposes and carried as additional paid in capital.

         In this offering, investors are assuming the risk that there is no present revenue, that the economic viability of the company is partially dependent upon subsequent financing which cannot be warranted, and that even if subsequent financing is obtained there may not be sufficient funds to adequately develop or operate oil and gas properties in sufficient amounts or quantities to justify an economic return to investors. Moreover, there is always the risk that oil and gas prices could adversely change in a dramatic fashion independently of any efforts or control by Arena. Finally, there is the ongoing risk and concern that costs of operations, as well as drilling and completion risks, may substantially exceed any present estimates and render such future anticipated economic endeavors as unsuccessful.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
             -------------------------------------------------------

         Following this table is a brief biographical description for each of the management principals with a brief description of their business experience and present relationship to Arena, together with all required relevant disclosures for the past five years. Following the biographical information for the directors and officers is a remuneration table showing current compensation and following this table is a security ownership table showing security ownership of the principal officers and directors, as well as those holding 5% or more of the issued and outstanding stock.


                 NAME                                  POSITION                            CURRENT TERM OF
                                                                                                OFFICE
------------------------------------------------------------------------------------------------------------------------
          Mr.Lloyd "Tim" Rochford            Director/CEO/ President                 Appointed in Organizational Minutes
                                                                                     -  September,  2000.  Will serve as
                                                                                     director    until   first    annual
                                                                                     meeting, not yet set. Will serve as
                                                                                     an  officer  without  term/contract
                                                                                     pursuant  to leave of the  Board of
                                                                                     Directors on deferred  compensation
                                                                                     basis.

------------------------------------------------------------------------------------------------------------------------
          Mr. Stanley McCabe                 Director/Treasurer/Secretary            Appointed in Organizational Minutes
                                               CFO/Accounting Officer                -  September,  2000.  Will serve as
                                                                                     Director    until   first    annual
                                                                                     meeting, not yet set. Will serve as
                                                                                     an  officer  without  term/contract
                                                                                     pursuant  to leave of the  Board of
                                                                                     Directors on deferred  compensation
                                                                                     basis.

------------------------------------------------------------------------------------------------------------------------
         Mr. Charles Crawford                          Director                      Appointed in Organizational Minutes
                                                                                     -  September,  2000.  Will serve as
                                                                                     Director    until   first    annual
                                                                                     meeting,      not     yet      set.
 ------------------------------------------------------------------------------------------------------------------------

BIOGRAPHICALS

MR. LLOYD "TIM" ROCHFORD - DIRECTOR , CEO/PRESIDENT
Age: 54

         Mr. Rochford has been active as an individual consultant and entrepreneur in the oil and gas industry since 1973. In this capacity, he has primarily been engaged in the organization and funding of private oil and gas drilling and completion projects and ventures within the mid continent region of the United States. Mr. Rochford continues to be active on an independent basis in oil and gas consulting, funding, and prospect origination.

         In 1989 Mr. Rochford was co-founder, director and CEO of a small public company known as Magnum Petroleum, Inc. ("Magnum") which is listed on the American Stock Exchange. Subsequently, Magnum acquired Hunter Resources, Inc. in August, 1995. Mr. Rochford served as Chairman of the Board of the combined companies from August, 1995 - June, 1997. Since July, 1997, Mr. Rochford has primarily devoted his time and efforts to individual oil and gas acquisition and development prior to his commitment to participate in Arena Resources. In 1982, Mr. Rochford was co-founder of Dana Niguel Bank, a publicly held California bank operation and served as a director until 1994. Mr. Rochford currently serves as a director for E-Vantage Solutions, Inc., a public company and New Systems, Inc., a public company. Mr. Rochford attended various college level courses in business from 1967-1970 in California.

MR. STANLEY McCABE  - DIRECTOR/SECRETARY/TREASURER/CFO
ACCOUNTING OFFICER
Age: 68

         From 1979 to 1995, Mr. McCabe was involved in Stanton Energy, Inc., a Tulsa, Oklahoma natural resource company specializing in contract drilling and operation of oil and gas wells. From 1990 to 1995, he was Chairman and CEO of that company. In 1990, Mr. McCabe also became a co-founder and subsequent officer and director of Magnum Petroleum, Inc., along with Mr. Rochford as previously discussed. Subsequently, Mr. McCabe served as a director of Magnum Hunter Resources, Inc., through December, 1996. Since January, 1997, Mr. McCabe has been involved as an independent investor and developer of oil and other natural resource companies.

         Mr. McCabe attended college courses at the University of Maryland, primarily in business in 1961-1962.

MR. CHARLES CRAWFORD - DIRECTOR
Age: 48

         For the past twenty-five years from 1975 to present, Mr. Crawford has served as an independent oil and gas exploration consultant to various private and public oil and gas companies within the United States. He has acted as a consultant to such firms as Texaco Corporation, Phillips Petroleum, Mid-Continent and Energy as well as other regional and national companies primarily acting in the mid-continent area.

         Mr. Crawford is not presently affiliated with any private or public companies other that his participation on the board of directors with Arena.

         Mr. Crawford received a Masters Degree in geology from Miami University of Ohio, in 1976. Mr. Crawford will serve the company on an as needed basis as an outside director.

         Further, it is anticipated that if Arena is successful in generating revenues, it will attempt to hire one or more other officers and employees to supply administrative and marketing services. As a result, the following chart only includes the current management, with reservation of salaries to other officers pending revenues.


COMPENSATION CHART
------------------------------------------------------------------------------------------------------------------------
POSITION NAME OF                        CAPACITY IN WHICH                      AGGREGATE
INDIVIDUAL OR                           REMUNERATION WILL                      REMUNERATION
IDENTITY OF GROUP                       BE RECEIVED
------------------------------------------------------------------------------------------------------------------------
All executive officers as a               President                        No   present   salary.    Officers   will   be
       group                                and                            compensated  on a reasonable  to be negotiated
                                          Other Officers                   basis when and if revenues are obtained.

             SHARES OWNED BY MANAGEMENT AND CERTAIN SECURITY HOLDERS

         The following table includes all shares issued to a director, officer or 5% or greater shareholder. There are no created or issued stock options or other stock rights in Arena at the present time:


   Title or Class           Name of Owner              Amount             Amount          Percent of        Percent of
                                                       owned              owned             Class              Class
                                                     before the         after the           Before             After
                                                      Offering          Offering1          Offering            Max.
                                                                                          (Rounded)          Offering
                                                                                                             (Rounded)
------------------------------------------------------------------------------------------------------------------------
       Common             Lloyd T. Rochford          1,300,000             same              50%                28%
       Stock
       Common               Stanley McCabe           1,300,000             same              50%                28%
       Stock
       Common                    All                 2,600,000             same              100%               56%
       Stock            Officers/Directors as
                               a Group

         1 Assumes management does not purchase shares in the offering.

         There are no other shareholders which own any of the outstanding stock prior to the offering. Further, the company has not issued or adopted any form of warrants or option rights or any plan for options or warrants. It is anticipated that in the event of the successful completion of this offering, the board of directors may authorize and approve a standard incentive stock option plan.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
            ---------------------------------------------------------

         There are certain transactions related to Arena and this offering which are not deemed to be "arms-length" transactions. That is, the parties on both sides of the contract or agreement have substantial relationships or common interests. All such material transactions are believed to be disclosed in this section.

         1. The initial capital assets contributed to Arena were supplied by its two existing shareholders. In contributing these assets there was no independent board of directors or shareholders to determine the reasonable valuation of the cash, oil and gas properties and related interest for the sharehold interest obtained by the founders and initial shareholders. For the initial 1,300,000 shares acquired by both Mr. McCabe and Mr. Rochford each contributed $30,587 in lease interests and a carried working interest obligation worth approximately $134,000. In addition, Messrs. McCabe and Rochford contributed a total of $6,215 in cash that Arena used to pay expenses. The contributed cash increased both shareholders' equity in Arena. The estimated future development costs to Messrs. McCabe and Rochford of $134,000 were estimated by independent engineers and have been accounted for as an estimated receivable from stockholders in the accompanying financial statements. Each investor in this offering should consider the lack of independent valuation and review of the assets contributed by the principal shareholders for their relative sharehold interest. In all events, such contribution to the corporation cannot be considered an independent or arms-length transaction. In like manner, the two initial shareholders will most likely be in a position, even after the completion of this offering, to determine their initial salaries and any amount of deferred compensation and these actions will not constitute an independent transaction and should be considered as a potential risk factor.

         2. Messrs. Rochford and McCabe advanced Arena $25,000 to finance its short-term operations and offering costs. Arena and Messrs. Rochford and McCabe have agreed that the loan will be repaid from the proceeds of this equity offering with no interest incurred.

         3. Even if the total offering is sold, the prior management group, as described above, will continue in control and will essentially be in a position to dictate salaries, distributions, and other interests as to all shareholders. While there is a general common law or statutory obligation placed upon management of Arena to act in the best interest of all shareholders, each investor in this offering should consider that their minority shareholder status imposes a certain risk of not being in a position to influence or affect the direction of the company.

         4. There exists a potential conflict that both Mr. Rochford and Mr. McCabe will continue to pursue individually various oil and gas interests for their accounts. As officers and directors, Mr. Rochford and Mr. McCabe have a fiduciary duty to make appropriate oil and gas opportunities first available to Arena. As a result, a certain potential conflict exists between their pursuit of individual oil and gas interests and the duty owed to Arena. It is believed this potential conflict is resolved through the understanding of this issue by current management through their oral undertakings to make all appropriate and feasible oil or gas opportunities first available to the company. However, each prospective investor should consider such potential conflict as a risk factor. Further, Mr. Rochford and Mr. McCabe have individually undertaken to carry the drilling and completion costs on the two drill sites in the Casey No. 1 and the

Wallace No. 1 leases, as well as the workover on the Spears well. Arena then becomes dependent upon their financial capacity as well as willingness to honor this commitment. There are no written commitments or undertakings between Arena or Messrs. McCabe and Rochford on either of the matters discussed in this paragraph.

                            SECURITIES BEING OFFERED
                            ------------------------

         Only Arena's voting common stock is being offered by this prospectus. Of the 100,000,000 shares of common stock authorized, $0.001 par, Arena presently has issued and outstanding 2,600,000 shares of common stock and will sell between 800,000 shares of common stock in the minimum offering and 2,000,000 shares in the maximum offering. If the minimum offering is sold, the shareholders purchasing in this offering would hold approximately 24% of the issued and outstanding common stock and in the event of the maximum offering approximately 43% of the issued and outstanding common stock.

         In summary of the nature of the securities being offered, each investor should note as follows:

         o Arena does not have any dividend policy, nor has it declared dividends. It is not anticipated that dividends will be paid for the foreseeable future.

         o Each common share has an equal voting right.

         o There are no pre-emptive rights or cumulative voting in Arena.

         o The shares are not subject to any conversion rights or obligations, nor any redemptive provisions, sinking fund provisions, or liability for any call or assessment.

         o We do not believe that any shareholder under Nevada law would be subject to any debts, liabilities or claims made against the company.

         o Arena does not have any outstanding warrants, rights or other stock interest or rights to acquire stock; however, management will most likely institute some standard management stock option plan if this offering is completed.

         o Our common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in the excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker dealers to be willing to make a market and it may affect the level of news coverage we receive.

                                     EXPERTS
                                     -------

         Legal Counsel - Arena has retained the firm of Jensen, Duffin, Carman, Dibb & Jackson to act as independent securities counsel. Counsel has passed upon the eligibility of the Company to file this registration. Counsel has also passed upon the validity of the shares offered by this registration as being legally issued, fully paid and non-assessable as sold. The named expert has no relationship with any member of management or Arena.

         Accountants - The balance sheet as of August 31, 2000 and the statements of operations, stockholders' equity, and cash flows for the period from March 3, 2000 (date of inception) through August 31, 2000 have been included in this Prospectus in reliance on the report of Hansen, Barnett and Maxwell, Salt Lake City, Utah, independent certified public accountants, given on authority of that firm as experts in accounting and auditing.

                                LEGAL PROCEEDINGS
                                -----------------

         Arena is not presently engaged in any legal proceedings as either a plaintiff or defendant, nor does it know of any material claims.

                  CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS
                  --------------------------------------------

         Neither Arena nor its management has had any disagreement with its independent certified public accountants regarding the scope of the audit or the application of accounting principles. The company has retained the same auditors since inception.

                       INDEMNITY OF OFFICERS AND DIRECTORS
                       -----------------------------------

         The By-laws and Articles for Arena provide indemnity statements for general indemnities and relief from liability for management. These indemnities, as well as Nevada law, provide for general indemnity, including costs of defense for officers, directors and agents acting within the normal scope of their duty and service to Arena.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)

                                TABLE OF CONTENTS

                                                         Page

                                                         ----

Report of Independent Certified Public Accountants        F-2

Balance Sheet - August 31, 2000                           F-3

Statement of Operations for the period March 3, 2000
  (Date of Inception) through August 31, 2000             F-4

Statement of Stockholders' Equity for the period
  March 3, 2000 (Date of Inception) through
  August 31, 2000                                         F-4

Statement of Cash Flows for the period March 3, 2000
  (Date of Inception) through August 31, 2000             F-6

Notes to Financial Statements                             F-7

Supplemental Information on Oil and Gas

 Producing Activities                                     F-10

HANSEN, BARNETT & MAXWELL
  A Professional Corporation

 CERTIFIED PUBLIC ACCOUNTANTS

                                                        (801) 532-2200
Member of AICPA Division of Firms                      Fax (801) 532-7944
      Member of SECPS                             345 East Broadway, Suite 200
Member of Summit International Associates        Salt Lake City, Utah 84111-2693


       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Arena Resources, Inc.
Rancho Mirage, California

We have audited the balance sheet of Arena Resources, Inc. (a development stage company) as of August 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the period from March 3, 2000 (date of inception) through August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Arena Resources, Inc. as of August 31, 2000, and the results of its operations and its cash flows for the period from March 3, 2000 (date of inception) through August 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in the exploration and development of oil and gas properties and the production and sale of oil and gas. As discussed in Note 1 to the financial statements, the Company's operating loss since inception and the deficit accumulated during the development stage raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                   /s/HANSEN, BARNETT & MAXWELL
                                   ----------------------------
                                      HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
September 6, 2000

                         ARENA RESOURCES, INC.
                     (A Development Stage Company)
                             BALANCE SHEET
                            AUGUST 31, 2000


                                     ASSETS

                                     ------

Current Assets

     Cash                                               $  31,059
                                                        ---------
Oil and Gas Properties, Using Full Cost Accounting
     Properties subject to amortization                    61,174
     Less: Accumulated depletion                             (263)
                                                        ---------
     Net Oil and Gas Properties                            60,911
                                                        ---------
Total Assets                                            $  91,970
                                                        =========

                 LIABILITIES AND STOCKHOLDERS' EQUITY
                 ------------------------------------

Current Liabilities

     Revenue distribution payable                       $   3,241
     Loans from stockholders                               25,000
                                                        ---------
     Total Current Liabilities                             28,241
                                                        ---------
Stockholders' Equity

     Preferred stock - par value $0.001 par share;
      10,000,000 shares authorized; no shares issued
      or outstanding                                         --
     Common stock - par value $0.001 per share;
      100,000,000 shares authorized; 2,600,000 shares
      issued and outstanding                                2,600
     Additional paid-in capital                           258,789
     Estimated receivable from stockholders              (134,000)
     Deficit accumulated during the development stage     (63,660)
                                                        ---------
     Total Stockholders' Equity                            63,729
                                                        ---------
Total Liabilities and Stockholder's Equity              $  91,970
                                                        =========
   The accompanying notes are an integral part of these financial statements.

                         ARENA RESOURCES, INC.
                     (A Development Stage Company)
                        STATEMENT OF OPERATIONS
         FOR THE PERIOD FROM MARCH 3, 2000 (DATE OF INCEPTION)
                        THROUGH AUGUST 31, 2000




Gas Revenues                                            $   2,424
                                                        ---------
Costs and Operating Expenses

  Gas production costs                                        263
  Depletion                                                   263
  General and administrative expense                       65,558
                                                        ---------
     Total Costs and Operating Expenses                    66,084
                                                        ---------
Net Loss                                                $ (63,660)
                                                        =========
Basic and Diluted Loss Per Common Share                 $   (0.02)
                                                        =========
Weighted Average Number of Common

 Shares Used in Per Share Calculation                   2,600,000
                                                        =========

   The accompanying notes are an integral part of these financial statements.

                         ARENA RESOURCES, INC.
                     (A Development Stage Company)
                   STATEMENT OF STOCKHOLDERS' EQUITY
         FOR THE PERIOD FROM MARCH 3, 2000 (DATE OF INCEPTION)
                        THROUGH AUGUST 31, 2000

                                                                                        Deficit
                                                                          Estimated   Accumulated

                                           Common Stock        Additional Receivable  During the     Total
                                       ----------------------   Paid-in      From     Development Stockholders'
                                         Shares      Amount     Capital   Stockholders   Stage       Equity
                                       ----------  ----------  ----------  ----------  ----------  ----------
Balance - March 3, 2000 (Date

 of inception)                            --     $    --     $    --     $     --     $    --      $    --

Services contributed by officers,
 no shares issued, March 3, 2000
 through August 31, 2000                  --          --        60,000         --          --         60,000

Common stock issued for $67,389 in cash and receivable for a carried interest in gas properties, March 3, 2000 through August 31, 2000

  - $0.08 per share                  2,600,000       2,600     198,789     (134,000)       --         67,389

Net loss                                  --          --          --           --       (63,660)     (63,660)
                                     ---------   ---------   ---------   -------------------------   ---------
Balance - August 31, 2000            2,600,000   $   2,600   $ 258,789   $ (134,000) $  (63,660)   $  63,729
                                     =========   =========   =========    =========   =========    =========

   The accompanying notes are an integral part of these financial statements.

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                FOR THE PERIOD MARCH 3, 2000 (DATE OF INCEPTION)
                             THROUGH AUGUST 31, 2000


Cash Flows From Operating Activities

 Net loss                                              $  (63,660)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
   Services contributed by officers                        60,000
   Depletion                                                  263
   Changes in operating assets and liabilities:
       Increase in revenue distribution payable             3,241
                                                       ----------
   Net Cash Used in Operating Activities                     (156)
                                                       ----------
Cash Flows from Investing Activities

 Capital expenditures                                     (61,174)
                                                       ----------
   Net Cash Used in Investing Activities                  (61,174)
                                                       ----------
Cash Flows from Financing Activities

 Proceeds from loan from stockholders                      25,000
 Proceeds from issuance of common stock                    67,389
                                                       ----------
   Net Cash Provided by Financing Activities               92,389
                                                       ----------
Net Increase in Cash                                       31,059

Cash at Beginning of Period                                     -
                                                       ----------
Cash at End of Period                                  $   31,059
                                                       ==========

   The accompanying notes are an integral part of these financial statements.

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Arena Resources, Inc. (the Company) began operations as an unincorporated joint venture on March 3, 2000. Thereafter, the joint venture acquired an interest in oil and gas properties in Oklahoma. On August 31, 2000, the joint venture was incorporated under the laws of the State of Nevada. On that date, the assets of the joint venture, which consisted primarily of the property interests, net of the liabilities of the joint venture, were transferred to the corporation in exchange for the issuance of 2,600,000 shares of common stock. The joint venture was owned 100% by Stanley McCabe and Lloyd T. Rochford as was the corporation after the transfer.

The reorganization of the joint venture into the corporation was a transfer between enterprises under common control and the assets and liabilities transferred were recorded by the corporation at their historical cost to the joint venture. In addition, the accompanying financial statements have been restated to reflect the shares of common stock issued in the reorganization as though they had been issued on the dates capital contributions were received from the owners of the joint venture. Accordingly, the accompanying financial statements include the operations of the joint venture from its formation on March 3, 2000 through August 31, 2000.

Nature of Operations - The Company owns interests in oil and gas properties located in Oklahoma. The Company is engaged primarily in the acquisition, exploration, development, and production of oil and gas properties and the production and sale of oil and gas.

Use of Estimates - The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The amount recorded as estimated receivable from stockholders is based on a current estimate by a petroleum engineer of the Company's carried interest in the cost to work over one well and to drill and complete two wells on the Company's properties. These estimated costs are subject to change in the near term.

Business Condition - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements for the period from March 3, 2000 (date of inception) through August 31, 2000, the Company earned only nominal revenue and incurred a net loss of $63,660. The lack of operations and the loss from operations raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount and classification of liabilities which might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations. The Company's management intends to raise additional equity capital for operations and to begin production of its gas properties. There is no assurance additional capital will be obtained.

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS

Oil and Gas Properties - The full cost method of accounting is used for oil and gas properties. Under this method, all costs associated with acquisition, exploration, and development of oil and gas properties and capitalized. Costs capitalized include acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling and equipping productive and non-productive wells. Drilling costs include directly related overhead costs. Capitalized costs are categorized either as being subject to amortization or not subject to amortization. There were no capitalized internal costs during the period from March 3, 2000 (date of inception) through August 31, 2000.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves and estimated future costs of site restoration, are amortized on the unit-of- production method using estimates of proved reserves as determined by independent engineers. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Depletion expense for the period from March 3, 2000 through August 31, 2000, was $263, based on depletion at the rate of $0.42 per thousand cubic of gas.

Capitalized costs, net of accumulated depletion, are subject to a ceiling test which generally limits such costs to the aggregate of the estimated discounted future net revenues from proved reserves plus the lower of cost or fair value of unproved properties. Estimated discounted future net revenues are estimated based on current economic and operating conditions and are discounted at a 10-percent interest rate.

None of the properties acquired were producing or had any operating activities during the two years prior to their acquisition by the Company. Accordingly, neither pro forma information nor audited financial information pertaining to the properties prior to the Company's acquisition of the properties is presented.

Basic and Diluted Loss Per Share -Basic loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated to give effect to potentially issuable common shares except during loss periods when those potentially issuable common shares would decrease the loss per share. There were no potentially issuable common shares which were excluded from the calculation of diluted loss per common share.

NOTE 2 - LOAN FROM STOCKHOLDERS

On August 29, 2000, two stockholders loaned the Company $25,000 to finance its short-term operations. The Company and the stockholders have mutually agreed that the loan will be paid back from the proceeds of the Company's planned equity financing with no interest incurred. The loan was not memorialized with a promissory note.

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)

                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - STOCKHOLDERS' EQUITY

The Company is authorized to issue 100,000,000 common shares, with a par value of $0.001 per share, and 10,000,000 Class A preferred shares, with a par value of $0.001 per share. The rights of the Class A preferred shares may be established by the Board of Directors. If issued, the Class A preferred shares shall be non-voting and will be entitled to priority over the common shares in the payment of dividends and in liquidation.

From March 3, 2000 through August 31, 2000, the owners of the Company, while it was a joint venture, contributed $67,389 in cash to the joint venture and contributed a carried interest in gas property. Upon its incorporation on August 31, 2000, the Company issued 2,600,000 shares of common stock in exchange for the capital contributions previously made to the joint venture and for the commitment by the shareholders to pay the Company's 40% share of the costs to work over one well and drill and complete two wells on the Company's property. The estimated future development costs to the Company's shareholders of $134,000 was estimated by independent engineers and has been accounted for as an estimated receivable from stockholders.

During the period March 3, 2000 (date of inception) through August 31, 2000, the stockholders contributed services to the Company with an estimated value of $60,000.

NOTE 4 - RELATED PARTY TRANSACTIONS

As discussed in Note 3, there was an estimated receivable from stockholders in the amount of $134,000 at August 31, 2000.

As discussed in Note 2, two stockholders loaned the Company $25,000. The loan is short-term with no due date and no interest rate.

NOTE 5 - INCOME TAXES

There was no benefit or provision for income taxes for the period from March 3, 2000 (date of inception) through August 31, 2000 as the Company was a joint venture partnership during that period, and the deductions were passed through to its partners. There were no differences between the tax bases and the reported amounts of the Company's assets and liabilities.

NOTE 6 - SUBSEQUENT EVENT

On October 1, 2000, the Company entered into a one-year operating lease agreement for office space. Under terms of the lease, the Company pays $460 per month through October 1, 2001, at which time it has the option to renew the lease for an additional year. The future minimum lease payments under the operating lease agreement as of August 31, 2000 were:

          Year Ending August 31,

                  2001                  $5,060
                  2002                    460

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)
          SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                   (UNAUDITED)

Capitalized  Costs  Relating to Oil and Gas  Producing  Activities at August 31,
 2000:

  Proved gas properties                           $ 61,174
  Less accumulated depletion                         (263)
                                                  -------
     Net Capitalized Costs                        $ 60,911
                                                  ========
Costs Incurred in Oil and Gas Producing
 Activities for the Period from March 3, 2000
 through August 31, 2000
  Acquisition of proved properties                $ 61,174
                                                  ========
Results of Operations  for Oil and Gas Producing  Activities for the Period from
 March 3, 2000 through August 31, 2000

  Gas revenues                                    $  2,424
  Production costs                                    (263)
  Depletion                                           (263)
                                                  --------
     Results of Oil and Gas Producing Operations  $  1,898
                                                  ========

Reserve Information - The following estimates of proved and proved developed reserve quantities and related standardized measure of discounted net cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in the United States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying period-end prices of oil (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred

                             ARENA RESOURCES, INC.
                          (A Development Stage Company)
          SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                   (UNAUDITED)

on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

                                                    Gas
                                                   (Mcf)
                                                 -----------
Proved Developed and Undeveloped Reserves
  Balance - March 3, 2000                               --
  Purchases of minerals in place                     478,909
  Production                                            (646)
                                                 -----------
     Balance - August 21, 2000                       478,263
                                                 ===========
Proved Developed Reserves

  March 3, 2000                                         --
  August 31, 2000                                     60,034
                                                 ===========
Standardized Measure of Discounted Future
 Net Cash Flows at August 31, 2000
  Future cash inflows                            $ 1,667,941
  Future production and development costs           (180,800)
  Future income tax expenses                        (484,918)
                                                 -----------
  Future Net Cash Flows                            1,002,223

  10% annual discount for estimated timing
   of cash flows                                    (263,017)
                                                 -----------
  Standardized Measures of Discounted
   Future Net Cash Flows Relating to Proved

   Oil and Gas Reserves                          $   739,206
                                                 ===========

The following are the principal sources of change in the standardized measure of discounted future net cash flows during the period from March 3, 2000 through August 31, 2000:

  Purchase of minerals in place                  $ 1,046,121
  Sales of gas produced, net of production costs      (2,161)
  Accretion of discount                               52,906
  Net change in income taxes                        (357,660)
                                                 -----------
  Net Change During the Period                   $   739,206
                                                 ===========

                                     PART II
                                     -------

         Item 1. Indemnification of Officers & Directors. Arena indicates that it has normal and customary indemnification provisions under its By-laws and Articles of Incorporation as well as those generally provided by Nevada law. It is believed these provisions would indemnify all officers and directors from any good faith mistake or omission in the performance of his or her duties including cost of defense. Such indemnity would not extend to intentionally wrongful acts including fraud, appropriation, self dealing or patent conflicts of interest. The Articles and By- Laws are being filed as Exhibit items.

         Item 2. Other Expenses of Issuance & Distribution. Arena does not know of any accrued or to be accrued expenses of issuance and distribution other than as outlined in the foregoing prospectus Use of Proceeds section. The present estimates of offering expenses are incorporated as costs for registration, including: fees, legal, accounting, printing and miscellaneous in the aggregate amount of $35,000.

         Item 3.           Undertakings.   The  undersigned   registrant  hereby
                           undertakes:

                To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                     (i)   To  include  any   prospectus   required  by  section
                           10(a)(3)  of  the  Securities   Act  of  1933.   This
                           includes:

                           a. For determining liability under the Securities Act, the issuer will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                           b. The issuer will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

                     (iii) To include any material  information  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                     (iv) To the extent this issuer requests acceleration of the effective date of the registration statement under Rule 461 under the Securities Act, it will include the following in the appropriate portion of the prospectus:

                           Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         Item 4. Unregistered Securities Issued or Sold Within One Year. Arena believes that in the body of this prospectus it has described all shares issued within the past year from the date of inception of Arena. In summary of that disclosure, Arena represents the only shares issued were to its founders and principals, Mr. Lloyd T. Rochford and Mr. Stanley McCabe. All shares issued to them are the same shares set forth in the chart showing securities held by management and are deemed exempted transactions under section 4(2) of the Securities Act of 1933 as initial capital contributions. The shares issued to Mr. Rochford and Mr. McCabe were common voting stock of the issuer. Mr. Rochford and Mr. McCabe received 1,300,000 shares each for the initial oil and gas assets contributed equally by them to Arena. The following table summarized these transactions:



           Name/                    Number of          Acquisition Date                 Consideration
        Shareholder                  Shares
-------------------------------------------------------------------------------------------------------------
Mr. Lloyd Tim Rochford             1,300,000          September, 2000               Mineral Lease and Carried
                                                                                    Working Interest.
Mr. Stanley McCabe                 1,300,000          September, 2000               Mineral Lease and Carried
                                                                                    Working Interest.
-------------------------------------------------------------------------------------------------------------

         Item 5.     Index of  Exhibits As Listed  under Part III,  Item I, Form
                     I-A:

         Exhibit               Item 1 -  Audited  Financial  Statements  for the
                               period  ending  August  31,  2000   (Attached  to
                               Prospectus)

         Exhibit  Item 2 - Articles of  Incorporation  and  By-Laws
                           (previously filed)

         Exhibit Item 4 - Subscription Agreement (previously filed)

         Exhibit Item 5 - Reserve Report (previously filed)

                          Consent of Reserve Engineers Operating Agreement


         Exhibit Item 10a - Auditor's Consent Letter (current filing updated)

         Exhibit Item 10b - Attorney Letter in re Legality (Amended)
                                            -- --

         Miscellaneous Exhibits - Specimen Stock Certificate (previously filed)

                                - Operating Agreement

                                   SIGNATURES
                                   ----------

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Salt Lake, State of Utah on November , 2000.

(Registrant)    Arena Resources, Inc.




By:      Lloyd T. Rochford, Its President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:     /s/Lloyd T. Rochford
        --------------------
           Lloyd T. Rochford
(Title)    Director, CEO, President

(Date)  November 28, 2000
       -------------------------------


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:      /s/Stanley McCabe
         -----------------
            Stanley McCabe
            Director, Secretary/Treasurer, Chief Financial & Accounting Officer

(Date)  November 28, 2000
       -------------------------------

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:     /s/Mr. Charles Crawford
        -----------------------
           Mr. Charles Crawford
           Director
(Date)  November 28, 2000
       -------------------------------
                                       33